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SEC FILE NUMBER
8- 47071

RECEIVED FEB 2 8 2006 PROCESSING SECTION 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Oakes Fitzwilliams & Co., LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Hill Street
(No. and Street)

London	England	WIJ 5LJ
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert Oakes — 011-44-207-355-5200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 2 5 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert Oakes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oakes Fitzwilliams & Co., LP, as of December 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Title

[signature]
~~Notary Public~~ Solicitor

03/02/06

Devereaux Solicitors
17 Hill Street
London W1J 5NZ
Tel: 020 7493 7033
Fax: 020 7629 9346
jsi@devereaux-solicitors.com

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 28 2006
WASH. D.C. 213 SECTION

OAKES, FITZWILLIAMS & CO., L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Oakes, Fitzwilliams & Co., L.P.

We have audited the accompanying statement of financial condition of Oakes, Fitzwilliams & Co., L.P. (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Oakes, Fitzwilliams & Co., L.P. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 21, 2006

OAKES, FITZWILLIAMS & CO., L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash	$ 15,818
Receivable from partner	393,157
Receivable from affiliates	5,181
Fixed assets, net of accumulated depreciation of $17,752	4,161
Other assets	3,300
TOTAL ASSETS	$ 421,617

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES	
Due to affiliate	$ 3,586
Accrued expenses payable	5,978
TOTAL LIABILITIES	9,564
PARTNERS' CAPITAL	412,053
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 421,617

The accompanying notes are an integral part of this statement.

OAKES, FITZWILLIAMS & CO., L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Oakes, Fitzwilliams & Co., L.P. (the "Partnership"), a Delaware limited partnership, is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. In this capacity, it provides investment banking and other financial consulting services.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

The Partnership's net income or loss is allocated to the General Partner and Limited Partners in accordance with the terms of the Limited Partnership Agreement.

Investments in non-marketable securities are carried at cost, less any valuation allowance deemed necessary by management.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

3. RECEIVABLE FROM PARTNER

The receivable from partner is a $300,532 loan, which bears interest at the rate of 6% per annum.

4. PROVISION FOR INCOME TAXES

No provision for federal or state taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their share of the Partnership's income or loss. The Partnership is, however, subject to the New York City Unincorporated Business Tax.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(1) in that the Company transacts limited business and carries no customer accounts.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $6,254, which exceeded the minimum requirement of $5,000 by $1,254. The Company's ratio of aggregate indebtedness to net capital was 1.53 to 1.